Exhibit 99.2

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Southern Airlines Company Limited are set out below.

Non-Executive Directors

Si Xian Min(Chairman)

Wang Quan Hua

Yuan Xin An

Yang Li Hua

Executive Directors

Tan Wan Geng(Vice Chairman and President)

Zhang Zi Fang(Executive Vice President)

Li Shao Bin

Independent Non-Executive Directors

Wei Jin Cai

Ning Xiang Dong

Liu Chang Le

Tan Jin Song

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Board

Committee Director	Audit Committee	Remuneration and Assessment Committee	Nomination Committee	Strategic Decision- making Committee
Si Xian Min			C	M
Wang Quan Hua		M
Yuan Xin An
Yang Li Hua
Tan Wan Geng				C
Zhang Zi Fang
Li Shao Bin
Wei Jin Cai	M		M	M
Ning Xiang Dong	M	C
Liu Chang Le				M
Tan Jin Song	C	M	M

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Notes:

C	Chairman of the relevant Board committees
M	Member of the relevant Board committees

Guangzhou, the People’s Republic of China

5 January 2015

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